

May 8, 2013

Via E-mail
Andrew P. Swiger
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

>   **Re: Exxon Mobil Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 27, 2013**
>   **File No. 1-2256**

Dear Mr. Swiger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

General

1.   In your letter to us dated January 14, 2011, you stated that you had limited contacts with Cuba, Iran, Sudan, and Syria. We are also aware of publicly-available information that ExxonMobil Egypt sells lubricants, greases, and technical services to Egyptian Drilling Company, which operates an onshore drilling rig in Syria. Your Form 10-K does not include disclosure regarding contacts with Cuba, Sudan, and Syria. As you know, Cuba, Iran, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any materials, products, components, equipment, technology, services, information, or support, or you have provided or intend to provide

into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities since the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Properties, page 5

Disclosure of Reserves, page 5

Qualifications of Reserves Technical Oversight Group and Internal Controls over Proved Reserves, page 6

3.   We note the Company discloses that the Global Reserves group provides technical oversight of the reserves estimation process for compliance with the SEC rules and regulations. Please expand your disclosure to include the qualifications specific to the head of the Global Reserves group as the primary technical person primarily responsible for overseeing the preparation of the reserves estimates of the Company as required by Item 1202(a)(7) of Regulation S-K.

Oil and Gas Production, Production Prices and Production Costs, page 8

4.   We note you have combined crude oil and natural gas liquids for purposes of disclosing information related to your production quantities and average sales price. Explain to us how you considered the requirements of Item 1204 of Regulation S-K in preparing this combined presentation. Additionally, explain to us why you believe this presentation is consistent with the manner in which you have presented information regarding your quantities of proved reserves. As part of your response, provide us with the information disclosed in the table on pages 8-9 for crude oil and natural gas liquids separately.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 40

Business Environment and Risk Assessment, page 41

Upstream, page 42

5.   We note your disclosure regarding the shifting geographic mix of production volumes
        and in the types of opportunities from which volumes will be produced. We note that
        you do not anticipate the expected change in the geographic mix of production volumes,
        and in the types of opportunities, from which volumes will be produced, will have a
        material impact on the nature and the extent of the risks disclosed, or result in a material
        change in your level of unit operating expenses. However, you have not addressed the
        impact such changes will have on your revenues. Please explain to us how you have
        considered disclosing the impact you expect such changes to have on your revenues and
        on your overall margins on a consolidated basis, and on a geographic and segment
        basis. For example, information in your filing suggests that, for your Upstream
        operations, earnings in North America, as compared to world-wide Upstream earnings
        may be disproportionate to production in North America as compared to world-wide
        production. If this is correct, it appears that the shift towards increased production in
        North America may have a disproportionate impact on your results of operations.

Review of 2012 and 2011 Results, page 44

Upstream, page 44

6.   The discussion under this section indicates that, after giving effect to various adjustments,
        production on an oil-equivalent basis during 2012 was down as compared to 2011 due to
        field decline. We also note the discussion at your analyst meeting on March 6, 2013 in
        which you discussed production expectations for the current year, 2013, and the near
        term period from 2013 to 2017. To the extent that there are known production trends that
        have had or you reasonably expect will have a material impact on your net sales or
        revenues or income from continuing operations, discuss whether and the extent to which
        these trends will continue and the impact if they do. See Item 303 of Regulation S-K.

7.   You disclose that material changes in production volumes were attributable to multiple
        factors but do not quantify the impact of each identified factor. For example, you
        indicate that, on an oil equivalent basis, production was down 5.9 percent due to
        entitlement volumes, OPEC quota effects, divestments and field decline without
        indicating the amount attributable to each factor. Revise your presentation to provide
        such quantification. See FRC 501.04. Also, expand your discussion to describe what
        entitlement volumes are and how they impact production. Finally, discuss any known
        trends with respect to entitlement volumes. For example, your first quarter 2013 earnings
        call on April 25, 2013 explains that natural gas production was down approximately 6%

Andrew P. Swiger
Exxon Mobil Corporation
May 8, 2013
Page 4

quarter-on-quarter due in part to lower entitlement volumes as a result of your AKG operations in Qatar becoming cost-current.

Consolidated Financial Statements, page 60

Notes to Consolidated Financial Statements, page 66

Note 1 Summary of Accounting Policies, page 66

Property, Plant and Equipment, page 67

8.   We note the disclosure indicating that proved oil and gas properties held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In view of the level of natural gas prices in North America during 2012, explain to us whether you tested any North American upstream assets for impairment during 2012. If not, explain why not. If so, describe for us, in reasonable detail, the results and significant assumptions of your tests. The discussion of assumptions should clearly explain how projected revenues and costs were determined, including the classification, quantity and pricing of reserves used to determine revenue. Additionally, explain, in reasonable detail, how you determined the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. As part of your response, clearly indicate the lowest level at which assets were grouped for impairment testing purposes.

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited), page 98

Oil and Gas Reserves, page 102

9.   We note you provide separate disclosure of NGL reserve quantities by continent and/or country on page 5; however, you have combined crude oil and natural gas liquids in your presentation on pages 103 and 105 and disclose natural gas liquids aggregated on a worldwide basis on page 104. Explain to us how you considered the requirements in FASB ASC paragraphs 932-235-50-4 and 932-235-50-6 by presenting information relating to your natural gas liquids only on an aggregated basis as a combination of the net quantities of crude oil and natural gas liquids rather than as separate net quantities or on a worldwide basis rather than by geographic area.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director